ORGANIGRAM

Organigram to supply cannabis coast to coast

Company signs supply agreement with Province of British Columbia

MONCTON, October 26, 2018/CNW/ - Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the "Company" or "Organigram"), a leading licensed producer of cannabis for the medical and adult-use recreational markets, is pleased to announce that the Company has signed a supply agreement with the Province of British Columbia.

In British Columbia (BC), Organigram has signed an agreement with the BC Liquor Distribution Branch (BCLDB), the sole, wholesale distributor of non-medical cannabis for the province that will operate standalone, public retail stores and provide online sales.

"Organigram's strategic vision has always been to establish a definitive national footprint," says Greg Engel, Organigram's Chief Executive Officer. "We are proud to realize that vision and offer Canadians from coast to coast access to our growing recreational product portfolio."

To date, the Company has secured cannabis distribution agreements in eight of ten provinces and is pleased to have the credentials and capabilities to offer British Columbians safe, high-quality products from its recreational portfolio of brands.

"We are excited to work with partners across the country, now including the Province of British Columbia to help ensure the success of new adult-use recreational cannabis markets in each of these regions," says Tim Emberg, Vice President of Sales and Commercial Operations, Organigram.

To serve the adult-use recreational cannabis market in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Ankr Organics, Trailblazer and Trailer Park Buds.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. In anticipation of the legal adult use recreational cannabis in Canada, Organigram has developed a portfolio of brands including The Edison Cannabis Company, Trailblazer, Ankr Organics and Trailer Park Buds. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Government of Canada.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, contractual terms, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned

not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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For Investor Relations inquires, please contact:

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232-0121

For Media inquires, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653